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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                             Commission File Number 333-15637
                                                                    ---------


                        NOTIFICATION OF LATE FILING
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
(Check One): [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR
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For Period Ended:           December 31, 1997
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[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant       Emerging Growth Acquisition Corporation I
                       --------------------------------------------------------

Former Name if Applicable

Address of principal executive office (Street and Number)

                               660 Steamboat Road
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City, State and Zip Code       Greenwich, CT 06830
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                                    PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. Attach extra sheets if needed.)

         Emerging Growth Acquisition Corporation I (the "Company") is a newly organized "blind pool" or "blank check" company, the objective of which is to acquire an interest in an operating business. In May 1997, the Company conducted an initial public offering of 166,332 Shares of its Common Stock (the "Offering"). The Company did not register any securities pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To date, the Company has conducted no activities and has not identified an operating business. Ninety percent of the net proceeds of its offering remain in an interest bearing account (the "Escrow Account") with the escrow agent, Continental Stock Transfer & Trust Company. The Company has limited resources available to it and is not able to file within the prescribed time period without undue expense.

                                    PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

   Michael S. Jacobs                  203                      861-7750
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        (Name)                    (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [ ] Yes [X] No

     Form 10-QSB (June 30, 1997) and Form 10-QSB (September 30, 1997)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Emerging Growth Acquisition Corporation I
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 27, 1998    By /s/ Michael S. Jacobs
      --------------    ---------------------------------
                           Michael S. Jacobs
                           Chief Financial Officer (Principal Financial Officer)

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).